[Helmerich & Payne, Inc. Letterhead]

July 20, 2006

Mr. Gary Newberry
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:        Helmerich & Payne, Inc.
Form 10-K for Fiscal Year Ended September 30, 2005
Filed December 13, 2005
Form 10-Q for Fiscal quarter Ended December 31, 2005
Filed February 7, 2006
File No. 1-4221

Dear Mr. Newberry:

This letter sets forth the response from Helmerich & Payne, Inc. (the “Company”) with respect to the staff’s comment letter dated July 17, 2006 on the Company’s Form 10-K for the year ended September 30, 2005 and the Form 10-Q dated December 31, 2005.  The numbered responses in this letter correspond to the numbered paragraphs of the comment letter.  We have also included the comment along with the Company’s response to assist the review process.

For certain items you have requested that the Form 10-K and Form 10-Q be amended in response to your comment.  An amended Form 10-K for the year ended September 30, 2005 and an amended Form 10-Q for the quarter ended December 31, 2005 will be filed incorporating the items from the letters dated April 17, 2006, May 8, 2006 and July 17, 2006 within 10 business days of your last letter, July 17, 2006.

In some of our responses, we have agreed to change or supplement the disclosures in our filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filings are materially deficient or inaccurate.  Accordingly, any amendment to our filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient.

Securities and Exchange Commission
July 20, 2006

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Form 10-K for the Fiscal Year Ended September 30, 2005

Comment
Note 14 — Segment Information, page 58

We note your response to comment 1 in our letter dated May 17, 2006.  We note further that it continues to appear to us that your operations in each country meet the definition of an operating segment as defined in SFAS 131.  Your analysis in accordance with paragraph 17 of SFAS 131 appears to indicate that aggregation may be appropriate.  However, we remind you that it is necessary to monitor your aggregation analysis for changes in circumstances.  Additionally, your disclosure in future filings should indicate that operating segments are aggregated, as required by paragraph 26(a) of SFAS 131.  Finally, we caution you to consider the implications that the existence of multiple operating segments may have with respect to certain other accounting standards, such as SFAS 142 and 144.  Please acknowledge your intent to comply.

Response

We will continue to monitor our aggregation analysis in accordance with SFAS 131 for possible changes in circumstances.  Our amended filings for September 30, 2005 and December 31, 2005, and future filings will include language, as required by paragraph 26(a) of SFAS 131, that operating segments are aggregated.

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Securities and Exchange Commission
July 20, 2006

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company understands the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

***

Sincerely,

/s/ Douglas E. Fears

Douglas E. Fears
Vice President and
Chief Financial Officer